STEVEN H. FELDERSTEIN, State Bar No. 056978
PAUL J. PASCUZZI, State Bar No. 148810
FELDERSTEIN FITZGERALD WILLOUGHBY & PASCUZZI LLP
400 Capitol Mall, Suite 1450
Sacramento, CA 95814
Telephone: (916) 329-7400
Facsimile: (916) 329-7435

Attorneys for Large Scale Biology Corp. et al.

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF CALIFORNIA

SACRAMENTO DIVISION

In re: LARGE SCALE BIOLOGY CORPORATION, Debtor. Tax ID #77-0154648	Case No. 2006-20046-A-11 Jointly Administered Chapter 11

DEBTORS’ FIRST AMENDED JOINT PLAN OF LIQUIDATION (dated June 19, 2006)

INTRODUCTION

On January 9, 2006, Large Scale Biology Corporation (“LSBC”), Large Scale Bioprocessing, Inc. (“LSBI”) and Predictive Diagnostics, Inc. (“PDI”) (collectively, “Debtors”) filed voluntary petitions under Chapter 11 of the Bankruptcy Code. The Debtors hereby propose the following joint plan of liquidation (the “Plan”) pursuant to Bankruptcy Code section 1121. The Plan is designed to complete the orderly liquidation of the Debtors’ business and assets, including possible sale as a whole to one purchaser or the sale of related business units, and to distribute the proceeds consistent with the requirements of the Bankruptcy Code and orders of the Bankruptcy Court previously entered in the cases. Under the Plan all of the assets of LSBC, LSBI and PDI shall be consolidated for purposes of distribution to Creditors.

The Debtors, as proponents of the Plan, have prepared and filed a Disclosure Statement, which has been approved by the Bankruptcy Court and which accompanies this Plan. Reference is made to the Disclosure Statement for a discussion of the Debtors’ history, business, and post-petition developments, and for a summary and analysis of the Plan. All Creditors and parties in interest should consult the Disclosure Statement before voting to accept or reject the Plan.

ARTICLE 1
DEFINITIONS

The following terms used in the Plan and the Disclosure Statement and shall, unless the context otherwise requires, have the meanings specified below:

1.1   Administrative Claim: Any cost, Claim or expense of administration of the Chapter 11 Cases arising before the Effective Date approved by the Court and entitled to priority in accordance with the provisions of sections 503(b) and 507(a)(1) of the Code, including, without limitation, (a) all actual and necessary expenses of preserving the Estate, to the extent approved by the Court, (b) Professional Claims and all other allowances of compensation or reimbursement of expenses of Professional Persons to the extent approved by the Court, and (c) all reasonable, necessary and actual costs and expenses of members of the Committee to the extent approved by the Court.

1.2   Allowed Claim: Any Claim against the Debtors or the Estates, or any of them, provided: (a) proof of which was timely and properly filed or, if no proof of Claim was filed, which has been or hereafter is scheduled as liquidated in amount and not disputed or contingent, and (b) in either such case, a Claim as to which no timely objection to the allowance thereof has been made or to which any objection has been determined by a Final Order to the extent such objection is determined in favor of the holder of the Claim.

1.3   Allowed Interest: Any Interest in the Debtors, or any of them, provided: (a) proof of which was timely and properly filed or, if no proof of interest was filed, which is deemed filed pursuant to the Code or this Plan, or (b) such Interest is listed with LSBC’s transfer agent on the Record Date, and (c) in either such case, an Interest to which no timely objection to the allowance thereof has been made or to which any objection has been determined by a Final Order to the extent such objection was determined in favor of a person or entity asserting an Interest; provided however, that LSBC’s Interests in LSBI and PDI shall be deemed Allowed Interests without the necessity of filing a proof of interest.

1.4    Ballot: The form distributed to each holder of an impaired Claim or Interest on which such holder is to indicate acceptance or rejection of the Plan, among other things.

1.5    Business Day: Any day on which banks are open to carry on their ordinary commercial banking business in Sacramento, California.

1.6    Cash Collateral: All funds of the Estates to which attaches a lien in favor of a Secured Creditor.

1.7    Case or Cases: As to LSBC, case no. 06-20046-A-11; as to LSBI, case no. 06-20047-A-11; and as to PDI, case no. 06-20048-A-11, all pending before this Court.

1.8    Claim: Any right to payment from the Debtors or the Estates, or any of them, that arose on or before the Confirmation Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors or the Estates, or any of them, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

1.9    Code: The Bankruptcy Reform Act of 1978, 11 U.S.C. §101 et. seq., as amended by the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005, and as further amended from time to time.

1.10          Committee: The Official Committee of Unsecured Creditors appointed in the LSBC Case pursuant to the provisions of section 1102 of the Code, by the Office of the United States Trustee (“U.S. Trustee”).

1.11          Confirmation Date: The date of entry of the Confirmation Order in accordance with the provisions of the Code.

1.12          Confirmation Order: The order of the Court confirming the Plan under Code section 1129.

1.13          Consolidated Debtor: The Debtors on and after the Effective Date of the Plan.

1.14          Court: The United States Bankruptcy Court for the Eastern District of California, Sacramento Division, including the United States Bankruptcy Judge presiding in this case.

1.15     Creditor: A person that is the holder of a Claim against the Debtors, or any of them, that arose on or before the Confirmation Date, or a Claim against the Debtors’ Estates, or any of them, of any kind specified in sections 502(g), 502(h) or 502(i) of the Code.

1.16         Debtors: Large Scale Biology Corporation, Large Scale Bioprocessing, Inc. and Predictive Diagnostics, Inc.

1.17         Disclosure Statement: That certain disclosure statement approved in the Cases accompanying the Plan.

1.18         Effective Date: The first Business Day occurring on or after the eleventh (11th) day following the Confirmation Date; provided, however, that if a stay of the Confirmation Order is in effect on such first Business Day, then the Effective Date shall be the first Business Day thereafter on which (a) no stay of the Confirmation Order is in effect and (b) the Confirmation Order has not been vacated.

1.19         Estates: The estates created in the Cases under Code section 541.

1.20         Final Order: An order or a judgment of a court of competent jurisdiction which (a) has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek review or rehearing has expired and as to which any right to appeal, reargue, petition for a certiorari or rehearing has been waived in a manner satisfactory to the Debtors, as a result of which such order shall have become final in accordance with applicable law, or (b) if an appeal, reargument, certiorari or rehearing thereof has been sought, the order of the lower court has been affirmed by the higher court to which the order was appealed or from which the reargument or rehearing was sought or certiorari has been denied, and time to take further appeal or to seek certiorari or further reargument or rehearing has expired.

1.21          Interest: An equity security as defined in section 101(16) of the Code including, without limitation, the rights of each shareholder of the Debtors.

1.22          LSBC: Large Scale Biology Corporation.

1.23          LSBC Case: Case no. 06-20046-A-11 pending before the Court.

1.24          LSBI: Large Scale Bioprocessing, Inc.

1.25          LSBI Case: Case no. 06-20047-A-11 pending before the Court.

1.26          Owensboro Facility: The real property and fixtures located at 3700 Air Park Drive, Owensboro, Kentucky.

1.27          PDI: Predictive Diagnostics, Inc.

1.28          PDI Case: Case no. 06-20048-A-11 pending before the Court.

1.29          Petition Date: January 9, 2006, the date on which the Debtors filed their petitions for relief commencing the Cases.

1.30          Plan: This Joint Plan of Reorganization proposed by the Debtors, either in its present form or as it may be amended or modified from time to time.

1.31          Pre-Petition Tax Claims: Allowed Claims of Governmental Units entitled to priority under Code sections 502(i) and 507(a)(8).

1.32          Priority Claims: Allowed Claims entitled to priority under sections 507(a) of the Code, except Administrative Claims and Pre-Petition Tax Claims.

1.33          Professional Claims: Claims of all Professional Persons employed by the Debtors or the Committee.

1.34          Professional Persons: Persons retained or to be compensated pursuant to sections 326, 327, 328, 330, 503(b) and 1103 of the Code.

1.35          Proponents: The Debtors.

1.36         Pro Rata: The proportion that the amount of a Claim or Interest in a particular class bears to the aggregate amount of all Claims or Interests which are entitled to a particular distribution (including undetermined Claims or Interests until disallowed) in such class.

1.37          Record Date: The date or dates established by the Bankruptcy Court for the purpose of determining the holders of Allowed Interests entitled to receive distributions pursuant to the Plan.

1.38          Rules: The Federal Rules of Bankruptcy Procedure and Interim Rules of Bankruptcy Procedure applicable to the Cases, as amended.

1.39          Secured Claim: An Allowed Claim held by any entity to the extent of the value, as set forth in the Plan, as determined by Final Order of the Court pursuant to section 506(a) of the Code, or as agreed upon by such entity and the Debtors of any duly perfected interest in property of the Estates, or any of them, validly and enforceably securing such Allowed Claim.

1.40          Unsecured Claim: Any Claim that is not an Administrative Claim, a Secured Claim, or a Priority Claim.

1.41          Unencumbered Assets: All assets of the Estates on the Effective Date, which are not subject to a Secured Claim.
The words “herein,” “hereof” and “hereunder” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan. Where not inconsistent or in conflict with the provisions of the Plan, the words and phrases used herein shall have the meanings ascribed thereto in the Code and in the Rules. To the extent of any inconsistencies between the Plan and the Disclosure Statement, the terms of the Plan control.

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ARTICLE 2
CLASSIFICATION OF CLAIMS AND INTERESTS

2.1    Class 1 (Priority): Allowed Claims entitled to priority pursuant to section 507(a) of the Code, except Administrative Claims and Pre-Petition Tax Claims, as follows:

2.1.1   Class 1A (Wages): Class 1A consists of all Allowed Claims of current or former employees of the Debtors for wages, salaries or commissions, including vacation, severance, and sick leave pay earned by such employee within 180 days of the Petition Date and up to $10,000 for each individual as provided in section 507(a)(4), and Allowed Claims for contributions to any employee benefit plan as provided in section 507(a)(5).

2.1.2   Class 1B (Other Priority Claims): Class 1B consists of all other Allowed Claims against the Debtors entitled to the treatment specified in section 1129(a)(9), except Administrative Claims, Professional Claims, and Pre-Petition Tax Claims.

2.2    Class 2 (Secured): All Allowed Secured Claims as follows:

2.2.1   Class 2A (Kevin Ryan): Class 2A consists of the Claim of Kevin Ryan based on a secured promissory note dated on or about April 15, 2005, in the principal amount of $3,000,000 and the Claim for the additional advance in the amount of $340,000 on November 22, 2005, all secured by certain patents related to the Predictive Diagnostics intellectual property owned by LSBC as more fully described in the specific loan documents.

2.2.2   Class 2B (Earl L. White, Ph.D.): Class 2B consists of the Claim of Earl L. White, Ph.D. based on a secured promissory note dated on or about January 3, 2006, in the principal amount of $50,000 secured by certain patents related to the Biomarker Amplification Filter (“BAMF”) Technology or other technology of LSBC applicable to the early diagnosis of diseases and all personal property located in California, as more fully described in the specific loan documents.

2.2.3   Class 2C (Agility Capital, LLC): Class 2C consists of the Claim of Agility Capital, LLC (“Agility”) based on a loan agreement and related documents dated on or about October 20, 2005, secured by virtually all personal and real property owned by the Debtors.

2.2.4   Class 2D (Kentucky Technology, Inc.): Class 2D consists of the Claim of Kentucky Technology, Inc. (“KTI”) based on a secured promissory note dated on our about December 20, 2004, in the principal amount of $2,900,000 secured by the Owensboro Facility, certain equipment and fixtures located there and certain intellectual property necessary to operate the Owensboro Facility.

2.2.5   Class 2E (Robert Erwin, IRA and Kevin Ryan, IRA): Class 2E consists of the Claims of Robert Erwin, IRA and Kevin Ryan, IRA based on the secured promissory note to Kevin Ryan, IRA dated on our about August 5, 2005, in the amount $750,000, and based on the secured promissory note to Robert Erwin, IRA dated on or about August 5, 2005, in the amount of $250,000, all of which were secured by the real property of the Owensboro Facility.

2.2.6   Class 2F (Other Secured Claims): Class 2F consists of any other Secured Claims against the Debtors other than those in Classes 2A-2E.

2.3   Class 3 (General Unsecured): All holders of Allowed Unsecured Claims as follows:

2.3.1   Class 3A (Convenience Class): Class 3A consists of any Allowed Unsecured Claim against the Debtors, or any of them, equal to or less than $5,000, or greater than $5,000 but with respect to such Claim the holder thereof voluntarily reduces the Claim to $5,000 on the Ballot.

2.3.2   Class 3B (General Unsecured): Class 3B consists of all Allowed Claims of general unsecured Creditors that do not elect the treatment in Class 3A against the Debtors of whatever nature or description, including, without limitation, Claims arising from the rejection of executory contracts or unexpired leases, and Claims arising from recovery of money or property from the claimant under Code section 502(h). Class 3 Claims shall not include interest subsequent to the Petition Date, except as provided in section 4.3.2 of this Plan.

2.4   Class 4 (Shareholders): All holders of Allowed Interests in the Debtors as follows:

2.4.1   Class 4A (Shareholders of LSBC): Class 4A consists of all Allowed Interests in LSBC.

2.4.2   Class 4B (Shareholder of LSBI): Class 4B consists of the Allowed Interest of LSBC in LSBI.

2.4.3   Class 4C (Shareholder of PDI): Class 4C consists of the Allowed Interest of LSBC in PDI.

ARTICLE 3
SPECIFICATION AND TREATMENT OF UNCLASSIFIED CLAIMS

3.1   Other than the Professional Claims, each Administrative Claim against the Debtors or their Estates, or any one of them, shall be paid in full as soon as practicable after the entry of an order of the Court approving such Administrative Claim or on the Effective Date, whichever is later, unless different treatment is agreed to between the claimant and the Debtors; provided however, that the Consolidated Debtor is hereby authorized to pay any and all Administrative Claims in the ordinary course of business without Court approval. Except as may be expressly set forth in the Plan or by an order of the Court, no holder of an Administrative Claim shall be entitled to payment on account of any post-petition interest or penalties arising with respect to such Administrative Claim.

3.2   To the extent any Professional Person holds a Professional Claim against the Debtors or any one of them for services rendered prior to the Effective Date of the Plan, such Professional Person shall be paid in full upon Court approval pursuant to the terms of the applicable employment order.

3.3   Allowed Pre-Petition Tax Claims shall be paid in full on the Effective Date of the Plan or accordance with sections 1129(a)(9)(C) and (D).

3.4   All fees payable by the Debtors through the Confirmation Date under 28 U.S.C. §1930 shall be paid in full on the Effective Date or as soon thereafter as they may come due in the ordinary course.

ARTICLE 4
TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

4.1   Class 1 (Priority Claims):

4.1.1   Class 1A (Wages): The holder of each Allowed Class 1A Claim shall be paid the Allowed amount of their Priority Claim in the amount required under section 507(a)(4) and section 507(a)(5) in cash on the Effective Date or as soon thereafter as is practicable, except to the extent that the holder of a particular Claim has agreed otherwise.

4.1.2   Class 1B (Other Priority Claims): Any Allowed Priority Claims not otherwise included in Class 1A shall be paid the Allowed amount thereof in cash on the Effective Date or as soon thereafter as is practicable, except to the extent that the holder of a particular Claim has agreed otherwise.

4.2   Class 2 (Secured Claims):

4.2.1   Class 2A (Kevin Ryan): To the extent not otherwise satisfied prior to the Effective Date of the Plan, the Allowed Secured Claim of Kevin Ryan within Class 2A shall be paid or otherwise satisfied in full by the Debtors from the sale proceeds of the collateral securing the obligation. Any deficiency shall be paid Pro Rata from the same source as the payments on Class 3B Claims.

4.2.2   Class 2B (Earl L. White, Ph.D.): To the extent not otherwise satisfied prior to the Effective Date of the Plan, the Allowed Secured Claim of Earl L. White, Ph.D. shall be paid or otherwise satisfied in full by the Debtors from the sale proceeds of the collateral securing the obligation. Any deficiency shall be paid Pro Rata from the same source as the payments on Class 3B Claims.

4.2.3   Class 2C (Agility Capital, LLC): All Claims of Agility were satisfied in full by the payment of $650,000 from the sale proceeds of the Owensboro Facility and related assets, and pursuant to a settlement agreement between Agility and the Debtors approved by the Court. Agility has no further Claim against the Estates or the Debtors and shall receive nothing under the Plan.

4.2.4   Class 2D (Kentucky Technology, Inc.): All Claims of KTI were satisfied in full by the payment of its Claim from the sale proceeds of the Owensboro Facility and related assets approved by the Court. KTI has no further Claim against the Estates or the Debtors and shall receive nothing under the Plan.

4.2.5   Class 2E (Robert Erwin, IRA and Kevin Ryan, IRA): All Claims of Robert Erwin’s IRA and Kevin Ryan’s IRA were satisfied in full by the payment of their Claims from the sale proceeds of the Owensboro Facility and related assets approved by the Court. Robert Erwin’s IRA and Kevin Ryan’s IRA have no further Class 2E Claims against the Estates or the Debtors and shall receive nothing under the Plan on account of such Claims.

4.2.6   Class 2F (Other Secured Claims): Any other Secured Claims other than those in Classes 2A-2E shall retain their liens securing the Claims and shall receive deferred cash payments totaling at least the allowed amount of their Claims, of a value, as of the Effective Date of the Plan, of at least the value of each claimant’s interest in the collateral as required under section 1129(b)(2) of the Code; provided however, that the Proponents reserve the right to require each claimant to remove, at its own cost and peril and without damage to any property of the Estates, and at a time mutually convenient to such holder and the Debtors, such property as to which such holder holds a perfected security interest. Such holder may file and assert a Claim within Class 3A or 3B for any deficiency resulting from such abandonment and return of collateral, provided that a proof of claim therefor is filed with the Court and served upon the Debtors within thirty (30) days following the Effective Date. The Debtors do not believe there are any holders of Class 2F Secured Claims, except the secured claim of Seneca Meadows Corporate Center III (“Seneca Meadows”). Seneca Meadows is the landlord for premises known as Building #7 in Seneca Meadows Corporate Center, Germantown, Maryland under a lease dated July 26, 2000, with LSBC, which includes a deposit in the form of a letter of credit. Seneca Meadows shall retain all rights to its collateral under the terms of the lease.

4.3   Class 3 (Unsecured Claims):

4.3.1   Class 3A (Convenience Class): Any Allowed Unsecured Claim against the Debtors, or any of them, equal to or less than $5,000, or greater than $5,000 but with respect to such Claim the holder thereof voluntarily reduces the Claim to $5,000 on the Ballot shall be paid the Allowed or reduced amount thereof, whichever amount is lower, in cash on the Effective Date or as soon thereafter as is practicable, except to the extent that the holder of a particular Claim has agreed otherwise.

4.3.2   Class 3B (General Unsecured Claims): All Allowed Unsecured Claims within Class 3B shall be paid or otherwise satisfied in full from any Unencumbered Funds from the sale proceeds of the Debtors’ assets after all payment in full, or reservation for payment in full, of all Administrative Claims, Priority Claims, Pre-Petition Tax Claims, Professional Claims, and Class 1 Claims, and after payment or reservation of sufficient funds to pay for all post-confirmation liquidation expenses. In the event there are sufficient Unencumbered Funds to do so, Class 3B claimants shall be entitled to interest at the legal rate as of the Effective Date on their Allowed Unsecured Claims from the Petition Date until paid in full. In the event there are insufficient Unencumbered Funds to pay all Allowed Unsecured Claims in full, the holders of Allowed Unsecured Claims in Class 3B shall be paid on a Pro Rata basis. In no event shall any holder of an Allowed Unsecured Class 3B Claim receive more than the full amount of its Allowed Unsecured Claim. Any Claims that any of the Debtors have against another Debtor are hereby cancelled and no distribution shall be made on such Claims.

4.4   Class 4 (Shareholders):

4.4.1   Class 4A (Shareholders of LSBC): To the extent there are funds available after all Administrative and Pre-Petition Tax Claims and Class 1 Claims are paid in full, after the Class 2A, 2B, and 2F Claims are paid in full from the collateral securing their respective Claims, and after payment in full with interest of all Class 3A and 3B Allowed Unsecured Claims, and all actual or projected post-confirmation liquidation expenses have been paid in full or reserved for payment in full, all such residual amounts shall be paid Pro Rata to the holders of Allowed Interests in Class 4A. All warrants and stock options are cancelled by this Plan.

4.4.2   Class 4B (Shareholder of LSBI): Any funds available from any assets of LSBI or its Estate that would otherwise go to LSBC as the sole shareholder of LSBI shall be used to pay post-confirmation liquidation expenses, Administrative Claims, Priority Claims, Pre-Petition Tax Claims, Class 1 Claims, and Class 3A and 3B Claims. To the extent any funds are available after payment of those Claims, such funds shall be distributed in Class 4A. All warrants and stock options are cancelled by this Plan.

4.4.3   Class 4C (Shareholder of PDI): Any funds available from any assets of PDI that would otherwise go to LSBC as the sole shareholder of PDI shall be used to pay Administrative Claims, Pre-Petition Tax Claims, Class 1 Claims, and Class 3A and 3B Claims. To the extent any funds are available after payment of those Claims, such funds shall be distributed in Class 4A. All warrants and stock options are cancelled by this Plan.

ARTICLE 5
UNIMPAIRED AND IMPAIRED CLASSES

5.1   Classes 1A and 1B are unimpaired under this Plan, are deemed to accept the Plan and are not entitled to vote.

5.2   Classes 2A, 2B, 2F, 3A, 3B and 4A are impaired under this Plan.

5.3   Classes 2C, 2D, 2E, 4B, and 4C receive nothing under the Plan, are deemed to reject the Plan, and are not entitled to vote.

ARTICLE 6
MEANS FOR IMPLEMENTATION AND EXECUTION OF THE PLAN

6.1   Liquidation of Assets: All of the Debtors’ assets are hereby consolidated and vested in the Consolidated Debtor for purposes of distributions under the Plan. The Consolidated Debtor, acting through a Plan Administrator, shall continue to liquidate assets of the Estates in a prudent and businesslike manner after the Effective Date. Such liquidation may include, without limitation, (a) merger or consolidation of the Debtors, or any one of them, with one or more persons, (b) sale of all or any part of the property of the Estates, or any one of them, (c) distribution of property to those having an interest in the property, or (e) the transfer of all or any part of the property of the Estates, or any one of them, to one or more entities, whether organized before or after the confirmation of the Plan. On the Effective Date or as soon thereafter as practicable, the Consolidated Debtor shall make the payments or reserve sufficient funds to make such payments in the future that are required under this Plan by Article 3 (unclassified Claims) and to Classes 1A and 1B. Except as otherwise provided in paragraph 6.6 herein, the Consolidated Debtor is authorized to pay any and all post-confirmation liquidation expenses without further order of the Court.

6.1.1   Consolidated Debtor Administration, Powers and Duties: The Consolidated Debtor shall have such powers as are set forth in this Plan and the Confirmation Order and which are necessary to the proper performance of its duties as set forth in this Plan. In addition, the Consolidated Debtor shall retain post-confirmation all rights of a trustee serving as a Chapter 11 trustee pursuant to the Code. Without limiting the foregoing, the Consolidated Debtor may continue any operations of the business that in its discretion enhance the value of the assets and/or maximize the opportunities to liquidate the assets, including without limitation the Department of Defense contract, any business opportunities related to the predictive diagnostics technology, or any other opportunities with respect to the assets.

6.1.2   Post-Confirmation Governance of the Consolidated Debtor: The Consolidated Debtor shall be managed and conduct its affairs through a plan administrator (“Plan Administrator”). The Debtors or the Consolidated Debtor, as the case may be, shall select the Plan Administrator in consultation with the Creditors’ Committee. The Debtors or the Consolidated Debtor, as the case may be, shall file and serve a motion to approve the employment of the Plan Administrator. The Plan Administrator shall have all powers and duties as are necessary to implement the Plan and shall act as the sole member of the Consolidated Debtor’s Board of Directors upon Court approval of the employment of the Plan Administrator. Upon Court approval of the employment of the Plan Administrator, the current Board of Directors of the Debtors shall be deemed disbanded; provided, however, that the current Board of Directors shall serve until such time as the Plan Administrator is appointed by the Court.

6.1.3   Limitation on Liability of the Debtors, the Consolidated Debtor and the Plan Administrator: Except as otherwise prohibited by the Bankruptcy Code or applicable non-bankruptcy law, LSBC, LSBI, PDI, the Consolidated Debtor, the Plan Administrator, and any of their officers, directors, attorneys, consultants, employees, agents and assignees, shall have no liability for any error of judgment made in good faith other than as a result of gross negligence or willful misconduct from the Petition Date forward. Except as otherwise prohibited by the Bankruptcy Code or applicable non-bankruptcy law, the Consolidated Debtor, the Plan Administrator, and any of their officers, directors, consultants, attorneys, employees, and agents shall not be liable for any action taken or omitted in good faith and believed by them to be authorized within the discretion or rights or powers conferred upon them by this Plan.

6.1.4   Post-Confirmation Compensation to Consultants: The Consolidated Debtor is authorized to hire Consultants and pay as presumptively reasonable compensation for post-confirmation services rendered a fee of six percent (6%) of the proceeds of liquidation, excluding equipment and furniture sold at action. The names of such parties and specific terms of compensation will be approved by the Court upon noticed motion. The Consolidated Debtor may increase such compensation with Court approval upon noticed motion in accordance with the order limiting notice previously entered by the Court. The Consolidated Debtor may decrease such compensation at any time without prior Court approval.

6.2    Compliance With Tax Requirements: In connection with the Plan, to the extent applicable, the Consolidated Debtor shall comply with all payroll tax and reporting requirements imposed on it by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to, and reduced by, such tax and reporting requirements. The Consolidated Debtor shall be authorized to take any actions that may be necessary or appropriate in order to comply with such tax and reporting requirements, including but not limited to requiring recipients to fund the payment of withholding as a condition to delivery. Notwithstanding any other provision of the Plan, each person or entity receiving a distribution of cash pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on it by any Governmental Unit on account of such distribution, including income withholding and other tax obligations.

6.3   Approval of Transactions Outside the Ordinary Course of Business: The Consolidated Debtor may enter into transactions outside the ordinary course of business, including without limitation the transfer, sale or abandonment of assets or the settlement of any Claims or causes of action, only after order of the Court in accordance with the Bankruptcy Code, Rules and Local Rules as if the Consolidated Debtor was a debtor in possession; provided however, that the Consolidated Debtor may transfer, sell or abandon any assets or settle any Claims or causes of action that have a net effect on the Estates of $25,000 or less without Court approval or further notice except notice to the Committee at least 10 days prior to such disposition.

6.4   Post-Confirmation U.S. Trustee Quarterly Fees and Quarterly Reports: The quarterly fees shall be paid by the Consolidated Debtor to the U.S. Trustee for each quarter (including any fraction thereof) and quarterly reports in the form required by the U.S. Trustee shall be filed by the Consolidated Debtor until the case is closed, converted, or dismissed. Because of the consolidation of the Debtors for purposes of this Plan, the quarterly fee payable shall be computed on the basis of one debtor and the Consolidated Debtor shall file one quarterly report each quarter on behalf of the Consolidated Debtor.

6.5   Post-Confirmation Employment of Professionals: To assist in the performance of the functions under this Plan, the Consolidated Debtor may employ professionals, including professionals to liquidate assets and a plan administrator, to the same extent as they could have been employed under the Code before confirmation of this Plan, except that further Court approval for employment shall not be required if the Court approved the professionals’ employment before the Effective Date.

6.6   Post-Confirmation Compensation: All professionals properly employed by the Consolidated Debtor, including the Plan Administrator, shall be entitled to compensation for services rendered and reimbursement for costs incurred after the Effective Date which shall be paid and shall have a priority consistent with an Allowed Administrative Claim, subject to the procedures of this section. So long as the rate of compensation is disclosed in any employment application, the Consolidated Debtor shall pay compensation and expense reimbursement without the need for any additional notice or Court approval after compliance with the following procedures:

6.6.1   Commencing for the first full month after the Effective Date of the Plan or as soon thereafter as practicable, and continuing each month thereafter, the Consolidated Debtor shall file with the Court and serve on the U.S. Trustee, the counsel for the Committee, the Debtors’ secured creditors, and only if no Official Committee continues to exists, all parties who have requested special notice in the Cases (collectively, the “Notice Parties”), an abbreviated notice of request for payment of compensation and reimbursement of expenses (the “Cover Sheet Application”);

6.6.2   The Cover Sheet Application may be filed and served any time after the end of the month for which compensation is sought but within 60 days of the end of the month for which compensation is sought;

6.6.3   The Cover Sheet Application shall relate to services rendered and expenses incurred during the prior period, shall indicate a description of the services rendered and costs incurred, the amount requested, the total time expended, the names of the professionals who performed the services, and the hourly billing rate for each professional;

6.6.4   The Cover Sheet Application shall be accompanied by a detailed listing of the time expended by the professionals who performed the services and the costs incurred during the month, with any confidential or privileged information redacted;

6.6.5   Any objection to the payment of fees or reimbursement of expenses in a Cover Sheet Application must specifically describe the particular entry objected to, the nature of the objection, and the amount of fees or costs objected to, and filed with the Court and served on the Professional, the Consolidated Debtors, the Consolidated Debtors’ counsel, and the Notice Parties within ten (10) calendar days of the date the Notice was mailed;

6.6.6   If no objection is timely filed and served, the Cover Sheet Application shall be deemed approved, and the Consolidated Debtors shall be authorized to make payment as requested therein; and

6.6.7   If an objection is timely filed and served, then the Consolidated Debtors shall be authorized to make payment only of the appropriate percentage of those amounts that are not in dispute, unless and until the Court enters an order approving the requested compensation or expenses.

6.7   Preservation and Assignment of Causes of Action: As of the Effective Date, each and every Claim, right, cause of action, Claim for relief, right to set-off and other entitlement held by the Debtors and each of them, LSBC, LSBI, PDI or any of the Estates, whether arising under §§ 502, 506, 510, 541, 542, 543, 544, 545, 546, 547, 548, 549, 550, 551, 552 or 553 of the Code, under non-bankruptcy law, or otherwise, other than those waived or released by express terms of the Plan or the Confirmation Order, shall be deemed fully preserved and vested in the Consolidated Debtor. This preservation shall specifically include the corporate entities and all net operating losses to the extent allowed under non-bankruptcy law. Without limiting the generality of the foregoing, any and all Claims and causes of action held by LSBC, PDI, LSBI, the Debtors and/or the Debtors in Possession prior to the Effective Date against any person, including but not limited to any current or former officer, director or employee, shall be retained by the Consolidated Debtor, including but not limited to any claims based on the theft or misappropriation of software, intellectual property or other assets of the Debtors or their Estates, and all avoidance actions for transfers made by the Debtors or any of them, including all transfers disclosed in the respective statements of financial affairs filed with the Court by each of the Debtors. Confirmation of the Plan effects no settlement, compromise, waiver, or release of any cause of action unless the Plan or Confirmation Order specifically and unambiguously so provides. The nondisclosure or nondiscussion of any particular cause of action is not and shall not be construed as a settlement, compromise, waiver, or release of such cause of action.

6.8   Abandonment of Assets: The Consolidated Debtor hereby retains all assets of the Estates; provided however, that upon the Effective Date of the Plan the amounts owed to the Debtors by former employees Mark L. Smith (approximately $4,000) and Emmette E. Hiatt (approximately $8,000) shall be forgiven and no efforts shall be made to collect such sums.

6.9   Closing of Case: At such point as the Court determines, upon noticed motion of the Consolidated Debtor or other party in interest, that all pending Claims objections, contested matters and adversary proceedings have been resolved, or that the Case need not remain open despite pending objections, matters or proceedings, the Case may be closed by the terms of a final decree of the Court, provided that the Case will be reopened thereafter if necessary to facilitate any actions contemplated by the terms of the Plan. The fact that some or all of the distributions to Creditors remain to be made shall not, in and of itself, constitute grounds for keeping the Case open when the Consolidated Debtor requests that the Case be closed.

6.10         Certain Jurisdictional Limitations: Any party in interest who believes that the conduct of the Consolidated Debtor, or professionals engaged by the Consolidated Debtor, is not consistent with the provisions of this Plan or believes that any Claims exist against the Consolidated Debtor or professionals working for the Consolidated Debtor for any conduct taken within the scope of its/his/her duties as Consolidated Debtor or as such professional, all such Claims, rights, requests for relief, or enforcement of this Plan must be filed in and determined by the Bankruptcy Court having jurisdiction over the Case. No concurrent jurisdiction shall exist for the determination or enforcement of any such rights under or arising from this Plan, or Claims against the Consolidated Debtor or professionals retained by the Consolidated Debtor, in any other state, federal or foreign court.

6.11         Stay or Injunction in Aid of the Plan: Except as otherwise provided in this Plan and until the Cases are closed and the Plan is completed, all parties are stayed and enjoined from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Interest against the Debtors, the Debtors in Possession, the Debtors’ estates, the Consolidated Debtor, or properties or interests in properties of the Debtors, the Debtors in Possession, the Debtors’ estates, or the Consolidated Debtor; (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Debtors, the Debtors in Possession, the Debtors’ estates, or the Consolidated Debtor, or properties or interests in properties of the Debtors, the Debtors in Possession, the Debtors’ estates, or the Consolidated Debtor; (c) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors, the Debtors in Possession, the Debtors’ estates, or the Consolidated Debtor; and (d) except to the extent provided, permitted, or preserved by section 553 of the Bankruptcy Code or pursuant to the common law right of recoupment, asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from the Debtors, the Debtors in Possession, the Debtors’ estates, or the Consolidated Debtor. Notwithstanding the foregoing, nothing in this Plan grants the Debtors a discharge.

6.12         Exemption from Transfer Taxes: Pursuant to the provisions of Section 1146(c) of the Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, the sale or other transfer of any assets by the Consolidated Debtor to a third party, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, transfer, real estate transfer, mortgage recording, sales or other similar tax.

ARTICLE 7
PROCEDURES RELATING TO CLAIMS AND INTERESTS

7.1   Pre-Petition, Unsecured Claims Bar Date: The deadline for filing pre-petition, unsecured Claims was established by the Court as May 18, 2006, for Creditors other than Governmental Units. For Governmental Units, the deadline is July 17, 2006.

7.2   Bar Date for Administrative Claims Incurred Before the Confirmation Date: Holders of Administrative Claims arising before the Confirmation Date, including those allowable under Code section 503 but excluding post-confirmation Claims of Professionals, shall be forever barred from recovering from Debtors or the Estates on account of such Claim unless within forty-five (45) days of service of notice of entry of the Confirmation Order the holder of such Claim files with the Court a motion for allowance of such Claim, including notice of the date and time for the hearing on the allowance of such Claim.

7.3   Distribution Record Date for Allowed Interests: As of the close of business on the Record Date, the transfer register for all Interests maintained in LSBC shall be closed and there shall be no further changes in the record holders of any such Interests. The Consolidated Debtor shall have no obligation to recognize the transfer of any such Interests occurring after the Record Date and shall be entitled for all purposes herein to recognize and deal only with those holders of record as of the close of business on the Record Date.

7.4   Disputed Claims or Interests: In the case of disputed Claims or Interests and unless the Court orders otherwise for cause shown, reserves from each distribution shall be set aside for the holder of each disputed Claim or Interest in an amount equal to what each disputed Claim or Interest holder would have received had its Claim or Interest been allowed at the time of the distribution, unless otherwise ordered by the Court under section 502(c). When the dispute over the Claim or Interest is resolved, the funds reserved for the disputed Claim or Interest shall be paid if it is allowed and any funds reserved for the disputed Claim or Interest, if disallowed, shall be re-distributed to the holders of Allowed Claims or Interests of that class until paid in full.

7.5   Interim Distributions: Nothing in the Plan prohibits the Consolidated Debtor from seeking Court approval to make interim distributions to holders of Claims or Interests, provided that sufficient funds exist to continue the implementation of the Plan and to reserve for disputed Claims and all costs to be incurred in completing the liquidation of assets and other duties under the Plan. Without limiting the foregoing and upon approval of the Court, the Consolidated Debtor shall make an interim distribution to holders of Allowed Unsecured Claims if there are sufficient funds to pay holders of Allowed Unsecured Claims 50% of their Allowed Unsecured Claims and to reserve for disputed Claims, all projected costs to continue the implementation of the Plan and for all costs projected to be incurred in completing the liquidation of assets and other duties under the Plan, unless otherwise ordered by the Court.

7.6   Claims Under Code § 502(h): All Claims arising from judgments or settlements in an action by the Estates for recovery of money or property must have been filed within thirty (30) days of the entry of such judgment or date of such settlement as required by Rule 3002(c)(3) or will forever be barred and disallowed.

7.7   Unclaimed Distributions and Claim Waiver: The Consolidated Debtor may draw checks constituting payments due under this Plan so that such checks will automatically become void if not presented to the payor bank for payment within 90 days after the date of the check. Unless the Court for cause otherwise directs, if any such check is properly mailed to the payee’s last known address within twenty (20) days after its date and thereafter becomes void, the Claim or Interest with respect to which the check was issued shall be deemed withdrawn and disallowed, and the holder shall be barred from seeking further recovery on account of that Claim or Interest and the unclaimed distribution shall become available for distribution to known holders of Allowed Claims or Allowed Interests as applicable. Provided, however, if the Consolidated Debtor later determines in its sole discretion that it is not economically prudent to redistribute such unclaimed or returned funds, such funds shall be considered and treated as unclaimed property under Code section 347(a).

7.8   DeMinimis Distributions: Notwithstanding anything to the contrary in this Plan, the Consolidated Debtor is not required to deliver a payment to the holder of an Allowed Claim or Interest if the amount of cash due is less than $25.00. The Consolidated Debtor may round all amounts for distribution to the nearest whole dollar.

ARTICLE 8
EXECUTORY CONTRACTS AND LEASES

8.1   A list of the executory contracts and unexpired leases to be assumed, and to the extent necessary assigned, to the Consolidated Debtor, or to be rejected, on the Effective Date of the Plan will be filed and served by the Debtors at least 30 days prior to the hearing on confirmation of the Plan. All patents, license agreements, trademarks and other intellectual property that constitute executory contracts, including without limitation, all such patents, license agreements, trademarks and other intellectual property that are listed in the Debtors’ schedules B and G, are hereby assumed effective as of the Effective Date of the Plan. Except as otherwise provided in this Plan or other order of the Court prior to Confirmation, all executory contracts and unexpired leases of the Debtors entered into prior to the Petition Date which are not assumed or rejected pursuant to Code section 365 prior to the Confirmation Date shall be deemed rejected upon the Effective Date. Specifically, the Debtors hereby reject the Biological Materials Use License Agreement between Predictive Diagnostics, Inc. and the University of Utah Research Foundation and the Co-Marketing Agreement between Predictive Diagnostics, Inc. and PerkinElmer LAS, Inc. Each non-debtor party to an executory contract or unexpired lease rejected hereunder shall have thirty (30) days subsequent to the Effective Date to file a proof of Claim with the Court asserting damages arising from such rejection.

ARTICLE 9
EFFECT OF CONFIRMATION

9.1   Revesting: As of the Effective Date, all property and rights of the Estates shall be revested in the Consolidated Debtor; provided however, that in the event the cases are converted to chapter 7 after Confirmation of the Plan all assets and property of the Consolidated Debtor shall become property of the estates in the converted cases.

9.2   Committee Continuation: On and after the Effective Date, the Committee shall continue in existence and operate under its current by-laws and with the same bankruptcy counsel with all powers and duties as set forth in the Bankruptcy Code, unless otherwise ordered by the Court upon noticed motion by any party in interest. Post-confirmation compensation for Counsel for the Committee shall be governed by section 6.6 et seq. So long as the Committee is in existence, the Debtors or the Consolidated Debtor, as the case may be, shall use all reasonable efforts to keep the Committee informed of the status of the cases, including without limitation, providing updated budgets for liquidation costs and participating in conference calls or meetings on a monthly basis or at such other interval as the circumstances may require.

ARTICLE 10
MODIFICATION OF PLAN

10.1         Pre-Confirmation Modification: The Proponents may propose amendments or modifications of this Plan at any time prior to the Confirmation Date consistent with Code section 1127 and Rule 3019.

10.2         Post-Confirmation Modification With No Materially Adverse Effect: After the Confirmation Date, the Consolidated Debtor may, with approval of the Court but without further notice and so long as it does not materially, adversely affect the interest of Creditors or Interest holders, modify this Plan or remedy any defect or omission or reconcile any inconsistency in the Plan in such a manner as may be necessary to carry out the purpose and intent of this Plan.

10.3         Post-Confirmation Material Modification: This Plan may be modified at any time after confirmation and before substantial consummation, provided that this Plan, as modified, meets the requirements of sections 1122 and 1123 of the Code, and the Court, after notice and a hearing, confirms such Plan, as modified, under section 1129 of the Code, and the circumstances warrant such modification.

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ARTICLE 11
RETENTION OF JURISDICTION

11.1         Retention of Jurisdiction: Until the Case has been closed, and thereafter upon a motion to reopen the Case, the Court shall have exclusive jurisdiction of all matters concerning the allowance of Claims and Interests, and the interpretation and implementation of the Plan, pursuant to, and for all purposes of, sections 105(a) and 1142 of the Code, including without limitation the following purposes:

(a)    to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending on the Effective Date, and the allowance of Claims resulting therefrom;

(b)    to determine any and all Claims, causes of action, adversary proceedings, applications and contested matters which are pending on the Effective Date or which are thereafter commenced by or related to the Estates;

(c)    to hear and determine any objection to, or requests for estimation of, Administrative Expense Claims, Claims, or Interests;

(d)    to enter and implement such orders as may be appropriate in the event that the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

(e)    to issue such orders in aid of execution of the Plan, to the extent authorized by the provisions of section 1142 of the Code;

(f)     to consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Court, including, without limitation, the Confirmation Order;

(g)    to hear and determine all applications for Professional Fees accrued through the Effective Date;

(h)    to hear and approve any motions to approve sales free and clear of liens post-confirmation, to the extent such approval is required under this Plan;

(i)     to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan;

(j)     to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Code; and

(k)    to enter a final decree closing the Case, and orders reopening the Case as appropriate.

PROPONENTS:

Dated: June 19, 2006

LARGE SCALE BIOLOGY CORPORATION, LARGE SCALE BIOPROCESSING, INC., and PREDICTIVE DIAGNOSTICS, INC.
	By:	/s/ Robert Erwin
Robert Erwin, Authorized Representative

APPROVED AS TO FORM.

FELDERSTEIN FITZGERALD
WILLOUGHBY & PASCUZZI, LLP

By	/s/ Paul J. Pascuzzi
Paul J. Pascuzzi
Attorneys for Large Scale Biology Corporation,
Large Scale Bioprocessing, Inc.,
and Predictive Diagnostics, Inc.